EXHIBIT 99.43

MATERIAL CHANGE REPORT
DATED MARCH 4, 2010

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TASMAN METALS LTD. (the "Issuer")
#1305 - 1090 West Georgia Street
Vancouver, British Columbia   V6E 3V7
Phone: (604) 685-9316

2.	Date of Material Change

March 4, 2010

3.	Press Release

The press release was released on March 4, 2010 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.	Summary of Material Change(s)

See attached press release for details.

5.	Full Description of Material Change

See attached press release for details.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Officer

Nick DeMare, CFO & Director
Phone: (604) 685-9316

9.	Date of Report

March 4, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	4th March 2010

TASMAN INTERSECTS WIDE INTERVALS OF HEAVY RARE EARTH ELEMENT AND ZIRCONIUM MINERALIZATION AT NORRA KARR PROJECT, SWEDEN

Including 108.1m averaging 0.74% TREO and 2.1% ZrO2

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV - TSM). Mr Mark Saxon, President and CEO, is pleased to report assay results from the first five drill holes testing the Company’s 100% owned Norra Karr rare earth element (REE) – zirconium (Zr) project in Sweden.  Four of the five drill holes intersected wide intervals of REE-Zr mineralization from surface to the depth of drilling, with two of the five drill holes terminating within mineralization.  The tenor and scale of the Norra Karr project are indicated by results which include 108.1m at 0.74% TREO (total rare earth oxide), 2.1% ZrO2 (zirconium oxide) with 52% of the TREO being heavy rare earth oxides (HREO).

This first drill program at the Norra Karr project has discovered multiple intervals of REE and Zr mineralization, with grades ranging up to 1.21% TREO and 3.5% ZrO2 and mineralized thicknesses range up to 149.3m.  Of most significance is the relative proportion of the high value HREO which range from 27.1% to 64.3% of the TREO and average 49%.  Of particular note are the high values of Dy (dysprosium) which average 278 ppm and range from 82 ppm Dy2O3 to 586 ppm Dy2O3.  Dysprosium is a high value HREO consumed in increasing volume in high strength permanent magnets that are critical to hybrid cars, electric motors and computer disk drives, with a recent price of $127 - $132 per kg of Dy2O3 (source: www.metalpages.com).

"Drilling of the previously untested Norra Karr intrusion is showing higher TREO and Zr values than Tasman’s surface sampling, and has intersected good grades of mineralization over wide intervals” said Mark Saxon, Tasman’s President & CEO.  “The Norra Karr intrusion has a large surface expression and is now known to extend to at least 100m vertical depth, suggesting potential for a significant near surface tonnage.  The relative enrichment of the more highly priced HREO will make an important contribution to the value of the Norra Karr project as it develops.  The low content of radioactive metals (averaging only 15 ppm U and 10 ppm Th in the mineralized intervals) is encouraging and will simplify potential future permitting, processing and mining options. We look forward to receiving results from the remainder of the program over the coming months.”

A 15-hole diamond drilling program is nearing completion having tested the Norra Karr intrusion on three 400m spaced sections over a strike length of 800m.  The current 5 holes reported lie on the central section of drilling, at a drill spacing of 80m (see Figure 1).

The best results returned from the first 5 holes of the program representing 662.8m of drilling, calculated using a lower cut-off of 0.4% TREO are:

DRILL HOLE	FROM	TO	LENGTH	*TREO (%)	**HREO (%)	ZrO2 (%)
NKA0901	33.90	38.85	4.95	0.59	39.9	1.20
NKA0902	0.50	23.50	23.00	0.57	50.8	1.96
	35.55	45.55	12.35	0.79	57.9	2.03
NKA0903	16.60	95.45	78.85	0.56	45.0	1.59
NKA0904	2.55	151.80	149.25	0.61	45.8	1.69
NKA0905	43.30	152.10	108.10	0.74	52.9	2.10
including	127.55	143.1	15.55	0.94	46.6	1.92

*TREO is calculated as the sum of the oxides of the 14 rare earth elements (not Pm) and Y.  **HREO is calculated as the sum of the oxides of Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu and Y.  Rare Earth Oxides with the greatest contribution to TREO at Norra Karr are typically Y, La, Nd, Ce, Dy and Er.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drilling appear associated with partially melted or pegmatitic intervals within the intrusion.  REE bearing minerals include eudialyte, catapleite, britholite, fergusonite and mosandrite.  Tasman recently engaged REE expert Dr Anthony Mariano to lead the Company’s research into the distribution of the REE minerals and metals and gain data required for future metallurgical research.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

Tasman Metals Ltd will be represented at the annual PDAC conference held in Toronto from the 7th – 10th of March.  Feel free to visit the Company at booth 2937.  For more information regarding rare earth elements, see the Rare Metal Blog at www.treo.typepad.com/raremetalblog or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/ .

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

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Figure 1